Exhibit 99.1


            INFICON Announces Second Quarter 2003 Results

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--xx--INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced final results for the second quarter ended June 30.
    Revenues for the second quarter of 2003 were $36.6 million, compared to $33.4 million for the second quarter of 2002. Semiconductor Vacuum Instrumentation segment revenues were $8.5 million in the second quarter of 2003, compared to $7.5 million in the same quarter of 2002. General Vacuum Instrumentation segment revenues for the second quarter of 2003 were $28.1 million, compared to $25.9 million in the same period last year.
    Net loss for the second quarter of 2003 was $1.6 million ($0.67 per diluted share - $0.07 per ADS), compared to net income of $65,000 ($0.03 per diluted share - $0.00 per ADS) for the second quarter of 2002.
    Revenues for the six months ended June 30, 2003 were $76.7 million compared to $64.2 million for the same period in 2002. Net loss for the period was $1.5 million ($0.66 per share - $0.07 per ADS) compared to net income of $85,000 ($0.04 per share - $0.00 per ADS) last year. As of June 30, 2003, the company had $32.5 million in cash and cash equivalents, having used $3.5 million for operations and an additional $2.8 million in investing activities during the first six months of the year.
    "We are disappointed with this quarter's bottom line results, which were negatively impacted by the later-than-anticipated receipt of a large HAPSITE order that reduced our expected second quarter sales, higher operating expenses, reflecting the acquisition of New Vision Systems (NVS), and a substantial increase in new product investments," said James Brissenden, president and chief executive officer.
    "Furthermore, our Ultra Clean Processing (UCP) business unit continued to under perform relative to stronger sales levels achieved last year, and we are experiencing longer-than-expected sales cycles in our NVS semiconductor lithography software business.
    "In light of the second quarter results, we are thoroughly reviewing the company's cost structure. Additionally, we are continuing to explore alternatives for exiting the UCP business in the third quarter and plan to assess the sales strategy for NVS products. As a result, we may record restructuring costs in the third quarter."
    Brissenden continued, "Nevertheless, we are satisfied with the progress we have been making in building market share and expanding our presence in other high growth segments of the semiconductor industry. We have important wins for our vacuum gauges on 300mm semiconductor tools at major semiconductor OEMs. In situ metrology software and sensor evaluations, including Organic Light Emitting Display flat panel applications, are very positive. We expect these wins will result in a stronger market position and increased revenue when the semiconductor market recovers.
    "In addition, we are experiencing extremely strong growth for our HAPSITE Chemical Identification System, as evidenced by the $9.3 million in orders we received from the U.S. Department of Defense. We are expecting follow-on orders from government agencies in the U.S. and other countries in the second half of the year. As part of our strategy to expand our presence in the environmental, health and safety market, we completed a small acquisition that brought us complementary products and immediate sales in the water security segment."

    Guidance

    Based on the current pipeline of opportunities, INFICON expects revenues for the third quarter to increase in the range of 13% to 16% and for the full year to still grow 15% to 25% over the respective 2002 levels. Achievement of the upper end of the revenue range for the full year is contingent upon an upturn in semiconductor capital equipment spending in the second half of this year.
    Excluding the possible restructuring costs referenced above, the company expects to report a third quarter loss per diluted share between $0.46 and $0.67 ($0.05 and $0.07 per ADS) and anticipates restoring profitability in the fourth quarter.

    Conference Call Information

    INFICON will hold a conference call to discuss its second quarter 2003 results on Wednesday, July 23, 2003 at 10.00 a.m. EDT/4.00 p.m. CET. To access the conference call, please dial
    +1. 706.634.1033 by 9.50 a.m. EDT/3.50 p.m. CET. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), reservation number 1161351. The replay will be available until 11.00 p.m. EDT on July 30/5:00 a.m. CET on August 1.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                          INFICON Holding AG
                  Consolidated Statements of Income
        (U.S. Dollars in thousands, except per share amounts)

                         Three Months Ended        Six Months Ended
                             June 30,                 June 30,
                         2003       2002         2003         2002
                      ----------- ----------  ----------- ------------

                       (unaudited) (unaudited) (unaudited) (unaudited)

Net sales             $   36,611  $  33,364   $   76,722  $    64,176
Cost of sales             21,572     18,139       44,071       35,795
                      ----------- ----------  ----------- ------------

Gross profit              15,039     15,225       32,651       28,381

Research and
 development               5,221      4,220       10,716        7,964
Selling, general and
 administrative           12,611     10,791       24,919       20,754
                      ----------- ----------  ----------- ------------

Income (loss) from
 operations               (2,793)       214       (2,984)        (337)

Interest income, net         (59)       (92)        (137)        (198)
Other expense
 (income), net              (410)       160         (539)         135
                      ----------- ----------  ----------- ------------

Income (loss) before
 income taxes             (2,324)       146       (2,308)        (274)

Provision (benefit)
 for income taxes           (764)        81         (791)        (359)
                      ----------- ----------  ----------- ------------

Net income (loss)     $   (1,560) $      65   $   (1,517) $        85
                      =========== ==========  =========== ============


Shares used to compute net
 income (loss) per share:
  Basic                    2,315      2,315        2,315        2,315
  Diluted                  2,315      2,315        2,315        2,315

Net income (loss) per share:
  Basic                    (0.67)     $0.03        (0.66)       $0.04
  Diluted                  (0.67)     $0.03        (0.66)       $0.04

Net income (loss) per
 ADS:
(10 ADS : 1 Share)
  Basic                    (0.07)     $0.00        (0.07)       $0.00
  Diluted                  (0.07)     $0.00        (0.07)       $0.00



                          INFICON Holding AG
                     Consolidated Balance Sheets
                     (U.S. Dollars in thousands)

                                             June 30,     December 31,
                                               2003           2002
                                         --------------- -------------

                                           (unaudited)     (audited)
ASSETS

Current Assets:
  Cash and cash equivalents                     $32,456       $37,846
  Trade accounts receivable, net                 16,617        15,895
  Accounts receivable - affiliates                  751           417
  Inventories                                    22,313        19,880
  Deferred tax assets                             5,382         5,325
  Other current assets                            4,385         3,065
                                         --------------- -------------

Total current assets                             81,904        82,428

Property and equipment, net                      21,499        21,419
Goodwill                                          4,342             -
Intangibles, net                                  4,738           343
Deferred tax assets                              38,026        35,664
Other assets                                      2,626         8,074
                                         --------------- -------------

Total assets                                   $153,135      $147,928
                                         =============== =============


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Trade accounts payable                         $7,150        $5,736
  Accounts payable - affiliates                     471           172
  Accrued liabilities                            11,941         9,711
  Income taxes payable                            1,718         2,547
  Deferred tax liabilities                          526           466
                                         --------------- -------------

Total current liabilities                        21,806        18,632

Deferred tax liabilities                          1,246           696
Other Liabilities                                 2,333         1,190
                                         --------------- -------------

Total liabilities                                25,385        20,518

Stockholders' equity                            127,750       127,410
                                         --------------- -------------

Total liabilities and stockholders'
 equity                                        $153,135      $147,928
                                         =============== =============




                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                     (U.S. Dollars in thousands)

                                                 Six Months Ended
                                                      June 30,
                                                 2003         2002
                                              ----------- ------------

                                               (unaudited) (unaudited)
Cash flows from operating activities:
  Net income (loss)                           $   (1,517)  $       85
  Adjustments to reconcile net
   income to net cash provided by
   (used in) operating activities:
    Depreciation and amortization                  2,087        1,612
    Deferred taxes                                  (832)        (572)
    Changes in operating assets and
     liabilities:
      Trade accounts receivable                     (254)        (990)
      Inventories                                 (1,921)       2,340
      Other assets                                  (286)      (1,747)
      Accounts payable                             1,031          948
      Accrued liabilities                         (1,924)         142
      Income taxes payable                        (1,024)         370
      Other liabilities                            1,140        1,046
                                              ----------- ------------

Net cash provided by (used in)
 operating activities                             (3,500)       3,234

Cash flows from investing activities:
  Purchases of property, plant and equipment      (1,290)      (4,466)
  Purchase of Sentex Systems, Inc.                (1,500)           -
                                              ----------- ------------

Net cash (used in) investing activities           (2,790)      (4,466)


Effect of exchange rate changes on cash and
 cash equivalents                                    900        4,790
                                              ----------- ------------

Increase (Decrease) in cash
 and cash equivalents                             (5,390)       3,558
Cash and cash equivalents at
 beginning of period                              37,846       33,788
                                              ----------- ------------

Cash and cash equivalents at end of period    $   32,456   $   37,346
                                              =========== ============




    CONTACT: INFICON
             Betty Ann Kram, 315/434-1122
             BettyAnn.Kram@inficon.com
               or
             (European Contact)
             c-matrix group ag
             Bernhard Schweizer/Sara Koch
             +41 (0) 41.769.80.40
             inficon@cmatrix.ch
               or
             (North American Contact)
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Kathy Price
             212/838/3777
             jbs@lhai.com